H a r b o r    A c q u i s i t i o n    C o r p o r a t i o n

ONE BOSTON PLACE
SUITE 3630
BOSTON, MA 02138

PHONE: (617) 624-8409
FAX: (617) 624-8416

December 20, 2006 Sondra L. Stokes, Associate Chief Accountant Office of the Chief Accountant United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:                           Harbor Acquisition Corporation (the “Company”)
File. No.: 001- 32688

Dear Ms. Stokes:

This letter responds to our telephone conversation on December 5, 2006.   Our conversation related to a letter from the Office of the Chief Accountant, U.S. Securities and Exchange Commission, to the Company dated September 13, 2006 and a written reply from the Company dated November 14, 2006.   As you requested, the November 14 letter is being filed along with this correspondence via EDGAR.

The Company acknowledges that pursuant to SEC rules, companies that have issued warrants which are registered under the Securities Act of 1933, as amended, must deliver registered shares of common stock upon exercise of such warrants.   Nonetheless, the Company believes that its accounting for its outstanding warrants as equity is correct.

The Company also acknowledges the following:

•              the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission;

•              staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please contact me if you have any questions relating to the matters discussed in this letter.

Sondra L. Stokes, Associate
   Chief Accountant
December 13, 2006

I appreciate your assistance with this matter.

Very truly yours,

/s/ Todd A. Fitzpatrick
Todd A. Fitzpatrick
Vice President and Chief Accounting
Officer